Exhibit 99.7

Updated Execution

WARRANT AGREEMENT

between

Alvotech

and

Alvogen Lux Holdings S.à r.l.

THIS WARRANT AGREEMENT (this “Agreement”), dated as of 16 November 2022, is made by and between Alvotech, société anonyme, incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B258884, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg (the “Company”), and Alvogen Lux Holdings S.à r.l., a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B149045, having its registered office at 5 rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg (“Alvogen”), pursuant to which Alvogen will subscribe for an aggregate of [***] warrants (each a “Warrant”). The warrants shall be allocated for no consideration.

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company and the holders of the Warrants; and

WHEREAS, each Warrant entitles the holder thereof to subscribe to one ordinary share of the Company, par value $0.01 per share (the “Ordinary Shares”) for a subscription price of one cent ($0.01) per share, subject to adjustment as described herein; and

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Warrants.

1.1

Form of Warrant. Each Warrant shall be issued in registered form only. The Warrant subscription shall be evidenced by the execution of a Warrant subscription form, a form of which is attached hereto in Annex 1.

1.1.1

Warrant Register. The Company shall maintain a register (the “Warrant Register”), for the registration of original issuance and the registration of transfer of the Warrants with the details of the respective holders thereof. Upon request of a Registered Holder, the Company shall deliver a certificate evidencing the recording in the Warrant Register of the Warrants by the relevant Registered Holder with the relevant details of such subscription. If the Registered Holder has exercised only part of its Warrants, it must make a new request to the Company to obtain a new certificate.

1.1.2

Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby, for the purpose of any exercise thereof, and for all other purposes, and neither the Company shall be affected by any notice to the contrary.

1.2

Warrants. The Warrants as they are held by Alvogen or any of its Permitted Transferees (as defined below) may be exercised for cash only; provided, however, that the Warrants and any Ordinary Shares issued upon exercise of the Warrants may be transferred by the holders thereof:

(a)	to the direct and/or indirect shareholders of Alvogen, including the shareholders of Celtic Holdings S.C.A.;

(b)	by virtue of the holder’s organizational documents upon liquidation or dissolution of the holder;

(c)	in the event of the Company’s liquidation; or

(d)

in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property; and

provided, further, that, in the case of clauses (a) through (d), these permitted transferees (the “Permitted Transferees”) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement.

2.	Terms and Exercise of Warrants.

2.1

Warrant Price. Each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to subscribe for one (1) Ordinary Share of the Company at the price of one cent ($0.01) per share, subject to the adjustments provided in Section 3 hereof. The term “Warrant Price” as used in this Agreement shall mean the price per share described in the prior sentence at which Ordinary Shares are issued at the time a Warrant is exercised.

2.2

Duration of Warrants. Subject to Section 2.3., a Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the Trigger Date and (B) terminating at the earliest to occur of (y) the liquidation of the Company in accordance with the Company’s articles of association, as amended from time to time or (z) five (5) years after the date on which the Company issued the Warrants (the “Expiration Date”). Each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

2.3

Issuance of Warrants. The Warrants shall be issued on the Trigger Date subject to the receipt by the Company of the Warrant subscription form duly executed by Alvogen but, for the avoidance of doubt, no consideration, a form of which is attached hereto in Annex 1.

For the purposes of this Agreement:

“Aztiq”, “Aztiq Convertible Bond”, “Net Proceeds” and “Successful New Capital Increase” shall have the meaning set out in the Subordinated Loan;

“Conversion Right” shall have the meaning given in the Aztiq Convertible Bond;

“Conversion Price” shall have the meaning given in the Aztiq Convertible Bond;

“Subordinated Loan” shall mean the facility pursuant to the subordinated loan agreement dated the date of this Agreement between the Company as borrower and Alvogen as lender in relation to a new loan of $50,000,000 (for the avoidance of doubt, the present definition shall exclude any loan existing prior the date of this Agreement); and

“Trigger Date” shall mean:

(a)	15 December 2022, where a Successful New Capital Increase has not occurred on or before such date; or

(b)	20 December 2022, where any amount (whether principal, interest, costs or otherwise) remains outstanding pursuant to the Subordinated Loan on 20 December 2022.

2.4	Exercise of Warrants.

2.4.1	Exercise of the Warrants. The Warrants may only be exercised as per below:

EW = IW - AW

IW: Aggregate number of Warrants issued under the present Agreement, being [***] warrants, save that, in the event that the Aztiq Funding Condition has been satisfied prior to 15 December 2022, such aggregate number shall be reduced to [***] warrants

EW: number of Warrants that may be exercised

AW: number of Warrants that have already been exercised

For the purposes of this clause 2.4:

“Aztiq Funding Condition” means following the date of this Agreement but prior to 15 December 2022, Aztiq having subscribed for, and been issued by the Company, for consideration of no less than $25,000,000, Ordinary Shares and/or convertible bonds (such Ordinary Shares or convertible bonds convertible into Ordinary Shares in each to be issued at $10 per share).

In case of several Registered Holders, the Company shall communicate the number of Warrants exercisable to all the current Registered Holders in writing. In case of a transfer of Warrants to a Permitted Transferee, transferor shall notify the Company of the percentage of Warrants transferred which are exercisable at that point in time. In case no such communication was made, the Company may treat the holders in accordance with the information previously communicated in all respects.

2.4.2

Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by (i) delivering to the Company the election to subscribe for (“Election to Subscribe”, a form of which being attached hereto to Annex 2) any Ordinary Shares up to the maximum of Ordinary Shares permitted pursuant to the exercise of a Warrant, properly completed and executed by the Registered holder and (ii) the payment in full of the Warrant Price for each Ordinary Share as to which the Warrant is exercised in lawful money of the United States, by electronic transfer payable to the Company. For the avoidance of doubt the Warrant can be exercised in full or in part at any time and multiple times during the Exercise Period.

2.4.3

Issuance of Ordinary Shares on Exercise. Within ten (10) business days after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price and upon receipt of any supporting documentation reasonably required for the issuance of the Ordinary Shares with the Company’s transfer agent (which such supporting documentation the Company shall use its reasonable efforts to provide), the Company shall issue to the Registered Holder of such Warrant a book-entry position for the number of Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it in the share register of the Company. Notwithstanding the foregoing, the Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless such issuance is exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”). No Warrant shall be exercisable and the Company shall not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such Warrant exercise are exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants.

2.4.4

Valid Issuance. The Company hereby undertakes to ensure that all Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement (and subject to the delivery of an Election to Subscribe and payment of the Warrant Price in accordance with this Agreement) shall be freely transferable (subject to any applicable restrictions on transferability pursuant to applicable U.S. securities laws) validly issued, fully paid and non-assessable, free from all encumbrances and pre-emption rights, and shall rank pari passu in all respects, carry the same number of votes per share, confer the same rights, and otherwise be fully fungible with all other fully paid Ordinary Shares of the Company then in issue.

2.4.5

Date of Issuance. Each person in whose name any book-entry position for Ordinary Shares is issued and who is registered in the share register of the Company shall for all purposes be deemed to have become the holder of record of such Ordinary Shares on the date on which the Ordinary Shares have been issued to the relevant holder.

3.	Adjustments

3.1

Split-Ups. If after the date hereof, and subject to the provisions of Section 3.6 below, the number of outstanding Ordinary Shares is increased by a capitalization or share dividend payable in Ordinary Shares or securities, options, rights or warrants granting the right to purchase, subscribe or otherwise acquire Ordinary Shares (each, a “Dividend in Kind”), or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding Ordinary Shares.

3.2

Additional Anti-Dilution Protection. If Aztiq elects to convert an amount (when aggregated with all previous exercises of their Conversion Right) in excess of (i) USD 80,000,000 (excluding, for the avoidance of doubt, accrued and capitalised interest) or (ii) to the extent that Aztiq funds up to another USD 25,000,000 prior by 31 December 2022 in excess of USD 80,000,000, plus an amount equal to such additional amount funded (excluding, for the avoidance of doubt, accrued and capitalised interest), pursuant to their Conversion Right (such excess amount being the “Excess Amount”), IW (for the purposes of clause 2.4.1 above) shall be increased by an amount equal to the Relevant Multiple multiplied by the Excess Amount, divided by the Conversion Price. For the avoidance of doubt, if EW is zero immediately prior to the time of the relevant Excess Amount arising, this shall not operate so as to restrict IW from being increased in accordance with this clause 2.4.2.

For the purposes of clause 2.4.2, “Relevant Multiple” shall mean 0.04 save that, in the event that the Aztiq Funding Condition has been satisfied prior to 15 December 2022, the Relevant Multiple shall be 0.033.

3.3

Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 3.6 hereof, the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

3.4

Replacement of Securities upon Reorganization, etc. Subject to the provisions of Section 3.6 below, in case of any reclassification or reorganization of the issued and outstanding Ordinary Shares, or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to subscribe and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore exchangeable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance” ).

3.5

Notices of Changes in Warrant. The Company shall give written notice of any proposed adjustment in accordance with this Section 3 to each Registered Holder as soon as practicable (and in any event at least five (5) business days prior to the proposed event affecting the capital of the Company), which notice shall set out all material details of the proposed event and state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of Ordinary Shares to be issued upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

3.6	Adjustment Principles. Notwithstanding any provision contained in this Agreement to the contrary:

a)

the Company shall not issue fractional Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 3, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to such holder; and

b)

the Company shall not make any adjustments to the terms of a Warrant pursuant to this Section 3 without the prior written consent of the relevant Registered Holder unless the total number and class of securities to be, or capable of being, subscribed for pursuant to a Warrant will carry the same pro rata voting power and economic entitlement to participate in the profits and assets of the Company, as the Ordinary Shares which would have been issued under the Warrant had there been no such adjustment and no such event giving rise to such adjustment.

3.7

Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 3, and Warrants issued after such adjustment may state the same Warrant Price and the same number of Ordinary Shares as is stated in the Warrants initially issued pursuant to this Agreement.

3.8

Other Events. Subject to the provisions of Section 3.6 above, in case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 3 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 3, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 3 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

3.9

Insolvency. Each Registered Holder shall be treated as if, immediately before the date of the passing of an order or resolution for the opening of the bankruptcy of the Company or the dissolution of the Company in connection with an insolvent winding up of the Company, all its Warrants had been exercised in full and shall accordingly be entitled to receive out of the assets which would otherwise be available to the holders of the Ordinary Shares, such a sum, if any, as it would have received had it been the holder of the number of Ordinary Shares to which it would have been entitled upon exercise by the Registered Holder of all of the Warrants immediately before the date of such order or resolution, after deducting from that sum an amount equal to the Warrant Price which would have been payable by that Registered Holder for such number of Ordinary Shares.

4.	Transfer and Exchange of Warrants.

4.1

Registration of Transfer. No Warrant shall be transferred without the Company’s prior consent except to any Permitted Transferee in accordance with Section 1.2. The Company shall register the transfer, from time to time, of any outstanding Warrant in the Warrant Register upon notice of such transfer in accordance with the terms hereof.

4.2	Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.	N/A.

6.	Other Provisions Relating to Rights of Holders of Warrants.

6.1

No Rights as Shareholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

6.2

Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the exchange thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

6.3

Reservation of Ordinary Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement. The Company hereby confirms that, before the execution of this Agreement, the issuance of the Warrants has been approved by the board of directors of the Company under the authorization given to the board of directors by the general meeting of shareholders of the Company to issue Ordinary Shares (and instruments convertible into Ordinary Shares) as set out in article 6 of the articles of association of the Company (the Authorization). The Company further confirms that the Ordinary Shares to be issued upon the exercise of the Warrants may be issued by the board of directors of the Company in accordance with this Agreement before or after the expiry of the Authorization.

6.4	Registration of Ordinary Shares.

The Company agrees that it shall file with the Commission a registration statement for the registration of the resale by the Registered Holders, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants (but, for the avoidance of doubt, not for the registration of the issuance of the Ordinary Shares issuable upon exercise of the Warrants or the registration of the resale of the Warrants themselves) , on a Form F-3 or other short-form registration statement (or, if ineligible to file on Form F-3, a Form F-1 or other long-form registration statement) on or before July 15, 2023. The Company shall use its commercially reasonable efforts to cause the same to be declared effective as soon as practicable after the filing thereof and no later than the earlier of (1) the ninetieth (90th) calendar day following the filing date if the Commission notifies the Company that it will “review” the registration statement and (2) the tenth (10th) business day after the date the Company is notified in writing by the Commission that such registration statement will not be “reviewed” or will not be subject to further review. At its expense, the Company shall use its commercially reasonable efforts to keep such registration statement continuously effective with respect to Alvogen (but, for the avoidance of doubt, not with respect to a Permitted Transferee), and to keep the applicable registration statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earliest of (i) the date on which Alvogen ceases to hold any Warrants or any Ordinary Shares issuable pursuant to the Warrants, (ii) the third anniversary of the filing of the registration statement, or (iii) on the first date on which Alvogen is able to sell all of its Ordinary Shares issuable pursuant to the Warrants under Rule 144 without the public information, volume or manner of sale limitations of such rule. Alvogen acknowledges and agrees that the Company may suspend the use of the registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, provided that the Company shall use commercially reasonable efforts to make such registration statement available for the resale by Alvogen of its Ordinary Shares issuable pursuant to the Warrants as soon as practicable thereafter. The Company’s obligations to include the Ordinary Shares issuable pursuant to the Warrants for resale in the registration statement are contingent upon Alvogen furnishing in writing to the Company such information regarding Alvogen, the securities of the Company held by Alvogen and the intended method of disposition of such Ordinary Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by the Company to effect the registration of such Ordinary Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling securityholder in similar situations.

7.	Legends on Warrants and Ordinary Shares underlying the Warrants.

7.1	It is understood that the Warrants may bear the following or any similar legend, as applicable:

“THE WARRANTS REGISTERED IN THE WARRANT REGISTER ARE HELD BY A PERSON OR ENTITY WHICH MAY BE DEEMED TO BE AN AFFILIATE OF THE ISSUER FOR PURPOSES OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

“THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER SECURITIES ACT OF 1933. THE WARRANTS HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE WARRANTS UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY’S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT.”

If required by the authorities of any state, the legend required by such state authority.

7.2	It is understood that the Ordinary Shares to be issued or allocated upon the exercise of the Warrants may bear the following or any similar legend, as applicable:

“[THE SHARES] ARE HELD BY A PERSON OR ENTITY WHO MAY BE DEEMED TO BE AN AFFILIATE OF THE ISSUER FOR PURPOSES OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

“[THE SHARES] HAVE NOT BEEN REGISTERED UNDER SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY’S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT.”

If required by the authorities of any state, the legend required by such state authority.

8.	Miscellaneous Provisions.

8.1

Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company in respect of the issuance of Ordinary Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such Ordinary Shares.

8.2

Assignment and Successors. Except as expressly provided above, none of the rights or obligations of the Company or Registered Holders under this Agreement may be transferred. Each Registered Holder may assign its rights under this Agreement in respect of any Warrants to any Permitted Transferee that has acquired such Warrants from such Registered Holder and has executed an Adherence Agreement. All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of their respective successors and assigns.

8.3

Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered personally to the Party to whom notice is to be given, or (ii) on the first Business Day after delivery to an international courier service, if properly addressed and all costs prepaid, to the Parties as follows:

8.4	For the Company:	att: board of managers

9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

[***]

8.5	For Alvogen:	att: board of managers

5 rue Heienhaff, L-1736 Senningerberg

Grand Duchy of Luxembourg

8.6	Either Party may change its address for the purpose of this clause by giving the other Party written notice of its new address.

8.7	Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

8.8	Forum. Any disputes arising out of or in connection with this Agreement shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg.

8.9

Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person, corporation or other entity other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

8.10

Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

8.11	Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

8.12	Amendments. This Agreement may be amended by the prior consent of the parties hereto

8.13

Further Undertakings. The Company shall promptly do all such acts and/or execute all such documents as each Registered Holder may reasonably specify (and in such form as that Registered Holder may reasonably require):

•	to confer on that Registered Holder its Warrant and other rights and entitlements intended to be conferred by or pursuant to this Agreement; and/or

•	for the exercise of its Warrants and the other rights and entitlements under this Agreement.

8.14

Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

8.15

No failure to exercise, nor any delay in exercising, on the part of the any party, any right or remedy under this Agreement shall operate as a waiver of any such right or remedy. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

The parties hereto have caused this Agreement to be duly executed as of the date first above written.

Alvotech

/s/ Robert Wessman

Represented by: Robert Wessman	Represented by:	Represented by:

Title: Authorized Signatory	Title:	Title:

Alvogen Lux Holdings S.à r.l.

/s/ Tomas Ekman
Represented by: Tomas Ekman
Title: A Manager

/s/ Jung Ryun Park
Represented by: Jung Ryun Park
Title: B Manager

/s/ Robert Wessman
Represented by: Robert Wessman
Title: C Manager

[Signature Page to Alvogen Warrant Agreement]

ANNEX 1

Form of Warrant Subscription Form

Warrants

ALVOTECH

A Luxembourg public limited company

Warrant Subscription Form

This Warrant Subscription certifies that [DETAILS OF THE REGISTERED HOLDER] (“Registered Holder”), hereby subscribes to [_____] warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to subscribe for ordinary shares, $0.01 par value (the “Ordinary Shares”) of Alvotech, société anonyme, incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B258884, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg (the “Company”) for a price of USD $[•] per Ordinary Share. Each Warrant entitles the holder, upon exercise during the Exercise Period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Ordinary Shares as set forth below (in parts or altogether), at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money of the United States of America upon delivery of an Election to Subscribe and payment of the Exercise Price to the Company referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Subscription Form but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each Warrant is initially exercisable for one fully paid and non-assessable Ordinary Share. Fractional shares shall not be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The Exercise Price per one Ordinary Share is equal to one cent ($0.01).

The Warrant Agreement provides that upon the occurrence of certain events the number of Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Ordinary Shares to be issued to the holder of the Warrant.

The Company may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of the Warrants (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall be affected by any notice to the contrary. The Warrants do not entitle any holder hereof to any rights of a shareholder of the Company.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void.

Representations and Warranties of Alvogen:

Representations and Warranties of the Registered Holder:

1.

Purchase Entirely for Own Account. The Warrants to be received by the Registered Holder hereunder will be acquired for the Registered Holder’s own account, not as nominee or agent, for the purpose of investment and not with a view to the resale or distribution of any part thereof in violation of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), and the Registered Holder has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Registered Holder’s right at all times to sell or otherwise dispose of all or any part of the Warrants in compliance with applicable federal and state securities laws. The Warrants are being purchased by the Registered Holder in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by the Registered Holder to hold the Warrants for any period of time. the Registered Holder is not a broker-dealer registered with the Securities and Exchange Commission (“Commission”) under the U.S. Securities Exchange Act of 1934, as amended, (“Exchange Act”) or an entity engaged in a business that would require it to be so registered.

2.

Investment Experience. the Registered Holder acknowledges that it can bear the economic risk and complete loss of its investment in the Warrants and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

3.	Qualified Investor. The Registered Holder is a “qualified investor” as defined in the Regulation (EU) 2017/1129.

4.

Disclosure of Information. The Registered Holder has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Warrants, and has conducted and completed its own independent due diligence. The Registered Holder acknowledges that copies of the Company’s filings with the Commission are available on the EDGAR system. Based on the information the Registered Holder has deemed appropriate, it has independently (or together with its investment adviser) made its own analysis and decision to enter into the Warrant Agreement and Warrant Subscription (together, the “Transaction Documents”). The Registered Holder is relying exclusively on its own investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Warrants and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

5.

Control Securities. The Registered Holder understands that the Warrants and the Ordinary Shares underlying the Warrants may be characterized as “control securities” under the U.S. federal securities laws if the Registered Holder is an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) and that under such laws and applicable regulations the Warrants and the Ordinary Shares underlying the Warrants may be resold without registration under the Securities Act only in certain limited circumstances.

6.	Legends on Warrants and Ordinary Shares underlying the Warrants.

6.1	It is understood that the Warrants may bear the following or any similar legends, as applicable:

“THE WARRANTS REGISTERED IN THE WARRANT REGISTER ARE HELD BY A PERSON OR ENTITY WHICH MAY BE DEEMED TO BE AN AFFILIATE OF THE ISSUER FOR PURPOSES OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

“THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER SECURITIES ACT OF 1933. THE WARRANTS HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE WARRANTS UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY’S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT.”

If required by the authorities of any state, the legend required by such state authority.

6.2	It is understood that the Ordinary Shares underlying the Warrants may bear the following or any similar legend, as applicable:

“THE SHARES ARE HELD BY A PERSON OR ENTITY WHO MAY BE DEEMED TO BE AN AFFILIATE OF THE ISSUER FOR PURPOSES OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

“THE SHARES HAVE NOT BEEN REGISTERED UNDER SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY’S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT.”

If required by the authorities of any state, the legend required by such state authority.

7.

Accredited Investor. The Registered Holder is (a) an “accredited investor” within the meaning of Rule 501 under the Securities Act and has executed and delivered to the Company a questionnaire in substantially the form attached hereto as Annex 1 (the “Investor Questionnaire”), which the Registered Holder represents and warrants is true, correct and complete. the Registered Holder is (b) a sophisticated institutional investor with sufficient knowledge and experience in investing in private equity transactions to properly evaluate the risks and merits of its purchase of the Warrants. The Registered Holder has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the warrants and participation in the transactions contemplated by the Transaction Documents (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to the Registered Holder, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under any law, rule, regulation, agreement or other obligation by which the Registered Holder is bound and (v) are a fit, proper and suitable investment for the Registered Holder, notwithstanding the substantial risks inherent in investing in or holding the Warrants. Independent Investment Decision. The Registered Holder understands that nothing in the Transaction Documents or any other materials presented by or on behalf of the Company to the Registered Holder in connection with the purchase of the Warrants constitutes legal, tax or investment advice. The Registered Holder has consulted such legal, tax and investment advisors as it, in their sole discretion, has deemed necessary or appropriate in connection with its purchase of the Warrants.

8.

No General Solicitation. The Registered Holder did not learn of the investment in the Warrants as a result of any general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, website, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which the Registered Holder was invited by any of the foregoing means of communications.

9.

Brokers and Finders. No individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein (each, a “Person”) will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or the Registered Holder for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Registered Holder.

10.

Short Sales Prior to the Date Hereof. Other than consummating the transactions contemplated hereunder, the Registered Holder has not, nor has any Person acting on behalf of or pursuant to any understanding with the Registered Holder, directly or indirectly executed any “short sales”, as defined in Rule 200 of Regulation SHO under the Exchange Act (“Short Sales”), of the securities of the Company during the period commencing as of the time that the Registered Holder was first contacted by the Company or any other Person regarding the transactions contemplated hereby and ending immediately prior to the date hereof. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude or prohibit any actions, with respect to the identification of, the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

11.

No “Bad Actor” Disqualification. The Registered Holder has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act, and the Registered Holder’s responses in the questionnaire delivered to the Company by the Registered Holder related to qualification under Rule 506(d)(1) remain true and correct as of the date hereof.

This Subscription Form shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg, without regard to conflicts of laws principles thereof.

Any disputes arising out of or in connection with this form shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg.

Alvotech

Represented by:	Represented by:	Represented by:
Title:	Title:	Title:

[Registered Holder]

Represented by:
Title:

Annex 1 (of the subscription form)

INVESTOR SUITABILITY QUESTIONNAIRE

ALVOTECH

This Questionnaire is being distributed to certain individuals and entities which may be offered the opportunity to purchase securities (the “Securities”) of ALVOTECH (the “Company”). The purpose of this Questionnaire is to assure the Company that all such offers and purchases will meet the standards imposed by the Securities Act of 1933, as amended (the “Act”), and applicable state securities laws.

All answers will be kept confidential. However, by signing this Questionnaire, the undersigned agrees that this information may be provided by the Company to its legal and financial advisors (including Cooley LLP), and the Company and such advisors may rely on the information set forth in this Questionnaire for purposes of complying with all applicable securities laws and may present this Questionnaire to such parties as it reasonably deems appropriate if called upon to establish its compliance with such securities laws. The undersigned represents that the information contained herein is complete and accurate and will notify the Company of any material change in any of such information prior to the undersigned’s investment in the Company.

Accredited Investor Certification. The undersigned makes one of the following representations regarding its net worth and certain related matters and has checked the applicable representation:

[__]

The undersigned is a trust with total assets in excess of $5,000,000 whose purchase is directed by a person with such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment.

[__]

The undersigned is a bank, insurance company, investment company registered under the United States Investment Company Act of 1940, as amended (the “Companies Act”), a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended, a business development company, a Small Business Investment Company licensed by the United States Small Business Administration, a plan with total assets in excess of $5,000,000 established and maintained by a state for the benefit of its employees, or a private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended.

[__]

The undersigned is an employee benefit plan and either all investment decisions are made by a bank, savings and loan association, insurance company, or registered investment advisor, or the undersigned has total assets in excess of $5,000,000 or, if such plan is a self-directed plan, investment decisions are made solely by persons who are accredited investors.

[__]

The undersigned is a corporation, limited liability company, partnership, business trust, not formed for the purpose of acquiring the Securities, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), in each case with total assets in excess of $5,000,000.

[__]

The undersigned is an entity in which all of the equity owners (in the case of a revocable living trust, its grantor(s)) qualify under any of the above subparagraphs, or, if an individual, each such individual has a net worth,[2] either individually or upon a joint basis with such individual’s spouse, in excess of $1,000,000 (within the meaning of such terms as used in the definition of “accredited investor” contained in Rule 501 under the Securities Act), or has had an individual income in excess of $200,000 for each of the two most recent years, or a joint income with such individual’s spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year.

[__]	The undersigned cannot make any of the representations set forth above.

In Witness Whereof, the undersigned has executed this Investor Suitability Questionnaire as of the date written below.

Name of Investor

(Signature)

Name of Signing Party (Please Print)

Title of Signing Party (Please Print)

Address

Email

Date Signed

ANNEX 2

Election to Subscribe

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Election to Subscribe, to subscribe for [_____] Ordinary Shares of Alvotech, société anonyme, incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B258884, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg (the “Company”) in the amount of $[_____] in accordance with the terms of the Warrant Agreement. The undersigned requests to be registered in the share register of the Company under the name of [_____] and whose address is [_____], registered under registration number [    ] with [ ].

Date: _________

(Signature)

[Registered Holder]

Represented by:

Title: